EXHIBIT 99



                      INTERNATIONAL BUSINESS MACHINES CORPORATION
                                AND SUBSIDIARY COMPANIES
                        CONSOLIDATED STATEMENT OF OPERATIONS(1)
                           SUPPLEMENTAL SCHEDULE (UNAUDITED)


(Dollars in millions)                   Three Months Ended      Six Months Ended
                                              June 30               June 30
                                        ------------------     -----------------

                                        1996        1995        1996        1995
                                       ------      ------      ------      ------
Revenue:
   Hardware sales                     $ 8,576     $ 8,659    $ 16,284    $ 16,386
   Services                             3,734       3,041       6,932       5,486
   Software                             3,195       3,072       6,232       5,945
   Maintenance                          1,754       1,877       3,503       3,698
   Rentals and financing                  924         882       1,791       1,751
                                       ------      ------     -------     -------

Total revenue                          18,183      17,531      34,742      33,266

Cost:
   Hardware sales                       5,715       5,190      10,720       9,985
   Services                             2,959       2,386       5,536       4,360
   Software                             1,009       1,066       1,921       2,071
   Maintenance                            915         868       1,827       1,768
   Rentals and financing                  394         390         778         787
                                       ------      ------     -------      ------

Total cost                             10,992       9,900      20,782      18,971
                                       ------       -----      ------      ------

Gross profit                            7,191       7,631      13,960      14,295
Operating expenses:
   Selling, general and
   administrative                       3,889       3,883       7,586       7,516
   Research, development and
   engineering                          1,116        .974       2,207       1,887
                                        -----        ----       -----       -----

Total operating expenses                5,005       4,857       9,793       9,403

Operating income                        2,186       2,774       4,167       4,892
Other income, principally interest        193         238         343         484
Interest expense                          205         188         354         368
                                        -----      ------       -----       -----

Earnings before income taxes            2,174       2,824       4,156       5,008
Income tax provision                      827       1,108       1,600       2,003
                                        -----      ------       -----       -----

Net earnings                            1,347       1,716       2,556       3,005
Preferred stock dividends and
  transaction costs                         5           5          10          52
                                        -----      ------       -----       -----

   Net earnings applicable to
   common shareholders                $ 1,342     $ 1,711     $ 2,546     $ 2,953
                                      =======     =======     =======     =======

   Net earning per share of
   common stock                        $ 2.51      $ 2.97      $ 4.72      $ 5.09


(1)  Supplemental information provided for comparative purposes.
     Six months 1996 excludes non-recurring, non-tax deductible charge of $435 million ($.80 per common share) for purchased in-process research and development in connection with the acquisitions of Tivoli Systems Inc. and Object Technology International Inc.